December 15, 2006

CONFIDENTIAL

VIA EDGAR

Kaitlin Tillan

Assistant Chief Accountant

Securities and Exchange Commission

Washington, D.C.     20549

RE:	Xilinx, Inc. (the “Company”)
Form 10-K for the fiscal year ended April 1, 2006
Filed May 31, 2006
Form 10-Q for the period ended September 30, 2006
File No. 0-18548

Dear Ms. Tillan:

The following letter is provided to you in response to your letter dated December 1, 2006 concerning the Company’s Form 10-K for the fiscal year ended April 1, 2006 and Form 10-Q for the period ended September 30, 2006.

We have organized our responses to match the numbering system provided in your letter.  Additionally, the text of each of the numbered comments in your letter has been duplicated in italicized type to precede each of the Company’s responses.  We welcome any questions you may have about our comments.  Please feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended April 1, 2006

Consolidated Financial Statements, page 36

Consolidated Statements of Cash Flows, page 38

1.               SEC Comment:

Please tell us why you removed the caption under your supplemental schedule of non-cash activities for issuance of treasury stock under employee stock plans.  Please also explain why this represents a non-cash activity.

Xilinx Response:

The Company removed the supplemental information for issuance of treasury stock under employee stock plans because a more detailed disclosure of the treasury stock issuance transaction was already reflected in the Consolidated Statements of Stockholders’ Equity.  The Company believed that the disclosure of the same information in the Consolidated Statements of Cash Flows was redundant and that investors would not be benefited by the inclusion of this information.

The supplemental information on issuance of treasury stock under employee stock plans that the Company previously disclosed in the Consolidated Statements of Cash Flows represented the “accounting loss” from the subsequent issuance of treasury stock.  The Company used treasury stock to meet the stock requirements of its stock option plans and employee stock purchase plan.  This accounting loss was a non-cash transaction as it represented the difference between the proceeds that the Company received from employee stock option exercises (purchases) and the purchase price of the treasury stock.

Controls and Procedures, page 66

2.               SEC Comment:

We note your disclosure that your “CEO and CFO have concluded that the Company’s disclosure controls and procedures are effective in recording, processing, summarizing and reporting, on a timely basis, information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act.”  The language that is currently included after the word “effective” in your disclosure appears to be superfluous, since the meaning of “disclosure controls and procedures” is established by Rule 13a-15(e) of the Exchange Act.  In future filings, including any requested amendments, please remove the language or revise the disclosure so that the language that appears after the word “effective” is substantially similar in all material respects to the language that appears in the entire two-sentence definition of “disclosure controls and procedures” set forth in Rule 13a-15(e).  This comment also applies to the similar disclosure included in your Forms 10-Q for the periods ended July 1, 2006 and September 30, 2006.

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in future filings.

3.               SEC Comment:

We note your disclosure that there were “no significant changes in the Company’s internal control over financial reporting.”  To the extent that your disclosure was provided to address Item 308(c) of Regulation S-K which requires disclosure of any change that occurred during the quarter that materially affected, or is reasonably likely to materially affect, your internal control over financial reporting, please note that the need for disclosure is not limited to significant changes that could affect your internal control over financial reporting subsequent to the date of your evaluation.  Please correct the disclosure in future filings, including any requested amendments, to address all changes or advise us.

Xilinx Response:

The Company notes your comment and will revise its disclosure accordingly in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2006

Controls and Procedures, page 29

4.               SEC Comment:

We note that you have qualified the conclusion on effectiveness of your disclosure controls and procedures reached by your CEO and CFO by saying that they are “subject to the limitations noted above.”  As a result, it remains unclear whether your chief executive officer and chief financial officer have concluded that your disclosure controls and procedures are effective.  Please amend your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures.  If true, you can state that your disclosure controls and procedures are effective including consideration of the identified matters, so long as you provide appropriate disclosure explaining how the disclosure controls and procedures were determined to be effective in light of the identified matters.  Similarly, amend your July 1, 2006 Form 10-Q to address this comment.

Xilinx Response:

The Company did not intend for the phrase that you have quoted to qualify the statement regarding the effectiveness of the Company’s disclosure controls and procedures on the basis of any matters that are particular to the Company.  Rather, the quoted phrase referred only to the inherent limitations in all control systems, no matter how well designed, as discussed in greater detail in the second paragraph preceding the quoted phrase in our July 1, and September 30, 2006 Form 10-Q.  The reference that you have proposed to be deleted incorporates only limitations that apply to all issuers’ control systems.

Since the Company did not qualify the conclusion of its CEO and CFO on the basis of any other matter and the Company’s fiscal year is such that it will file a Form 10-Q in the relatively near future, the Company does not believe that the amendment of past disclosure would appreciably benefit investors.  In future filings, including the Company’s December 30, 2006 Form 10-Q, the Company will remove the words

“subject to the limitations noted above” and will state, in clear and unqualified language, the CEO and CFO’s conclusion on the effectiveness of the Company’s disclosure controls and procedures.

I trust that this letter is responsive to your comments.  We would appreciate receiving any further comments at your earliest convenience.  You may contact Rick Martig, Senior Director of Corporate Finance, at (408) 879-4728 or Andy Wong, Director of North America Accounting, at (408) 879-4647 with any questions.

Sincerely,

/s/ Jon A. Olson
Jon A. Olson
Senior Vice President, Finance and Chief Financial Officer
Xilinx, Inc.